October 14, 2004


Barry Buchholtz
Chief Executive Officer
Spy Optic, Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

	Re:	Spy Optic, Inc.
		Registration Statement on Form S-1 filed September 15, 2004
		File No. 333-119024

Dear Mr. Buchholtz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also note that we may have additional comments after you file this information.

Artwork
2. Since the type color is the same as the background in the back inside cover page graphic, we cannot read the entire narrative. Also note that graphics are more appropriately used to depict products, as you have done in the front inside cover pages, rather than to contain lengthy narrative text, as you have done in the back inside cover page. Please revise, and we may have further comments. Also, if you list the names of athletes in the graphics, expand to briefly describe their business relationships with you.
3. We note that in your graphic you contrast your process with "other sunglass brands who shoot out their frames hundreds at a time on conveyor belts in China." If you retain this statement, supplementally support it with regard to your major competitors in the action sports market. We may have further comments.

Prospectus Summary - Page 1

	Our Company - Page 1
4. Please tell us what criteria you used in determining which retailers are considered "key" and tell us whether you named all customers that satisfy those criteria.
5. Please expand on how not placing your products in discount stores or general sporting goods retail chains differentiates the company from its competitors. For example, is it customary for your major competitors in the high-end action sports market to sell their products in discount stores?
6. Please provide supplemental independent support for your statement that the company sponsors some of the "world`s best male and female" action sports athletes. Similarly, substantiate your statement that high performance eyewear is an "integral feature" of participation in action sports and youth lifestyle markets. Also, provide supplemental support for your statement, on page 2, that the company has a "reputation for premium quality, innovation and technical leadership." Please apply this comment throughout the prospectus where applicable.
7. Please balance the net sales figures in the third paragraph with net income/loss amounts for the periods listed.

Our Target Market - Page 1
8. Please provide supplemental support for the U.S. Census Bureau and all other industry and market data cited throughout the filing.
Also, it appears that your target market is not the entire Generation Y demographic, but rather a niche market of individuals within that age group who purchase high-end glasses and/or goggles and engage in or identify with the action sports market. Please revise to clarify.
9. Explain what you mean by "direct and indirect purchasing power."
10. Supplementally support the statement that participation in traditional team sports has declined while participation in action sports has grown.

Relationship with No Fear, Inc. - Page 3
11. We note that No Fear purchases product from you. Expand to explain that No Fear sells the product in its retail outlets, if true.

Risk Factors - Page 7

	Our business could be harmed if we fail to maintain property inventory levels - Page 9
12. Please illustrate the risk of failing to maintain proper inventory levels by using an example, if applicable, from recent fiscal years. For example, how did inventory levels in excess of customer demand affect the company`s operating results?

Our manufacturers must be able to continue to procure raw materials... - Page 10
13. Please revise this risk factor to present the risk in more concrete terms. For instance, where material, illustrate by quantifying the length of past delays in deliveries and whether any deliveries were missed. In addition, to the extent that you experienced cancelled orders as a result of these delays, please discuss and quantify, where material, the cancelled orders.

We face business, political, operational, financial and economic risks... - Page 11
14. Reconcile the percentages here with those on page F-24 in the financial statement footnotes.
15. Disclose which countries account for most of the sales "in the rest of the world."

If we fail to secure or protect our intellectual property rights...-
Page 12
16. This risk factor is described in very general terms and could apply to any company in many industries. Please revise to describe how these factors impact your operations specifically. To the extent that you have been impacted by the cost of prior litigation, please quantify. Please apply this comment to your next risk factor regarding potential claims by third parties for alleged infringements of proprietary rights.
17. You disclose that the laws of some foreign countries may provide lesser or different protections of intellectual property rights than the United States. To the extent known, please revise to disclose whether the company does business in any of these countries and quantify the costs associated with protecting the company`s intellectual property rights.

We may not address successfully problems encountered in connection with any future acquisitions... - Page 14
18. Please revise to disclose whether the company currently is in negotiations for an acquisition.

Our eyewear products may subject us to product liability claims...-
Page 15
19. Please revise to disclose if the company is presently involved in any product liability claims.

Use of Proceeds - Page 18
20. Supplementally confirm that no proceeds from this offering will be paid to affiliates.

Dilution - Page 20
21. We note your disclosure in the last paragraph in this section that the exercise of outstanding options will cause new investors to suffer additional dilution. We also note on page F-18 that the exercise prices of your outstanding options are significantly below the initial offering price. Please disclose the additional dilution in pro forma net tangible book value per share to new investors assuming all options are exercised. We may have further comments when you complete the blanks in the disclosure.

Management`s Discussion and Analysis - Page 23
22. Consider revising the Overview section to provide a more specific discussion of the most important matters on which the company`s executives focus in evaluating the company`s financial condition and operating performance. For example, consider discussing economic or industry-wide factors relevant to the company. For guidance, please refer to SEC Release Number 33-8350.
23. If material, when citing more than one factor in explaining a change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is impractical to do so. For example, you discuss that sales and marketing expense for the six months ended June 30, 2004, increased from the six months ended June 30, 2003, due to increased sales compensation and commission expense, payments to athletes, and point of purchase display expenses. What portion of the increased expense is due to each factor? Please apply this comment throughout your Management`s Discussion and Analysis.
24. In note 14 to the Notes to Consolidated Financial Statements, under "Credit Risk" on page F-23, you state that the company grants unsecured credit to its customers. Please quantify this amount and discuss any risks associated with this policy.

Comparison of the Six Months Ended June 30, 2004 and 2003 - Page 25

	Net Sales - Page 25
25. In general, MD&A should identify and quantify factors responsible for changes in financial statement items and explain why those changes occurred. You should describe any known trends or uncertainties that have had or that are expected to have a material impact on net sales or revenues. You reference "an increase in sales to new and existing accounts" but you do not tell investors what factors lead to that increase. Please apply this comment throughout MD&A for all periods.
26. As a related matter, we note that net sales in the United States represented 81% and 80% of total net sales for the six months ended June 30, 2004 and 2003, respectively. Reconcile this to your disclosure in Note 15, which indicates that U.S. net sales were 89% and 92% of total net sales for the six months ended June 30, 2004 and
2003.   This applies to all periods presented.
27. Supplementally clarify the last sentence of this paragraph: "At June 30, 2004 we had a backlog of approximately $4.0 million due primarily to the pre-booking of orders of our goggle products." Please define "pre-booking."

Comparison of the Years Ended December 31, 2003 and 2002 - Page 27

	Net Sales - Page 27
28. You cite the introduction of new styles, expanded domestic distribution and a successful launch of the international Dealer Direct Program but you do not quantify each factor. Additionally, you refer to a decrease in international sales but you do not identify or quantify any underlying factors. You should specifically identify the factors responsible for the decrease in international sales, as an investor would expect an increase in international sales after reading the sentence "the increase in net sales was the result of...a successful launch of our international Dealer Direct Program."








Quarterly Results of Operations - Page 30

Net Sales - Page 31
29. You disclose that the company sells more of its sunglass products in the first two quarters of the fiscal year and a majority of its goggle products in the last two quarters of the fiscal year. Please describe in more detail the effect of this significant fluctuation in net sales from quarter to quarter on the company`s operations.
30. You disclose that the company expects total operating expenses to increase in absolute dollars in future periods, but you expect that as a percentage of net sales they will decrease depending on the level of net sales achieved. You also discuss that you expect net sales to fluctuate from quarter to quarter. Please revise to discuss the company`s expectation that net sales will increase, or otherwise provide a basis for your assessment that operating expenses will decrease as a percentage of net sales.

Credit Facilities - Page 35
31. We note your disclosure that you believe the company has sufficient cash to meet its financing and operating requirements for at least the next twelve months. Please expand to discuss the company`s liquidity on a long-term basis as well. For example, does the company believe it has sufficient cash to continue to meet its financing and operating requirements beyond one year? Please refer to Instructions to Item 303(a)(1) of Regulation S-K.

Business - Page 37

	Overview - Page 37
32. Please expand your discussion to describe briefly the general development of your business during the past five years. Refer to
Item 101(a) of Regulation S-K.
33. Please include the disclosure required by Item 101(c)(1)(iii) of Regulation S-K relating to the company`s sources and availability of raw materials.
34. Supplementally advise whether American Sports Data has consented to being named and the inclusion of its data in the prospectus.







Operating Strategy - Page 38
35. Please provide supplemental support for your "reputation for premium quality," "technical leadership," and "leadership position." Apply this comment throughout the prospectus to statements asserting reputation or leadership position in your industry. For example, in the first paragraph on page 44, you state that the company is a "leading brand" in the action sports and youth lifestyle markets.

Domestic Sales and Distribution - Page 41
36. We note your disclosure that the company has developed "long-term relationships" with key retailers. Please revise to disclose whether these relationships are pursuant to an agreement. If they are non-binding, informal arrangements, so state.

Promotion and Advertising - Page 43
37. We note your disclosure that "major trade magazines publish special product reports" in conjunction with trade shows and that the company takes advantage of this by strategically timing its product releases to coincide with these shows. Please revise this paragraph to disclose whether the company or its products has ever been the subject of one of these reports.

Customers - Page 46
38. Reconcile the percentages here with the disclosure on page F-24.

Competition - Page 47
39. Please revise to indicate your relative position in the markets you describe. Furthermore, provide more balanced disclosure by describing the negative factors of your competitive position. See
Item 101(c)(1)(x) of Regulation S-K.

Related Party Transactions - Page 57
40. Identify the stockholders who are personally guaranteeing the promissory note.

Principal and Selling Stockholders - Page 59
41. Please identify, by footnote to the beneficial ownership table or otherwise, as appropriate, the natural persons with voting and/or investment control over the shares held by No Fear and R.J. Peters & Company LLC.



Shares Eligible for Future Sale -Page 65

Lock-Up Agreements - Page 65
42. Please revise to identify with more precision the "certain" stockholders who have agreed to the lockup agreements.

Underwriting - Page 67
43. Supplementally inform us of the status of your application for listing on the NASDAQ National Market.

Index to Consolidated Financial Statements - Page F-1

Consolidated Statements of Operations - Page F-4
44. We note from your related party transactions on page 58, that your Chief Executive Officer received no salary for his services. If material, clarify in the footnotes whether unpaid salaries have been accrued and expensed as earned in the financial statements. If an officer is contributing his time, it appears that the contributed services (compensation expense) should be valued and recorded. For reference see SAB Topic 1B.
Notes to Consolidated Financial Statements - Page F-8

Note1. Organization and Significant Accounting Policies - Page F-8

Revenue Recognition - Page F-9
45. We note on page 11 and throughout the filing that you use utilize
a network of non-exclusive independent sales representatives.    Tell
us how you recognize revenue under these agreements.   You should
separately address sales made under the traditional distribution model and those under the Hybrid Deal Direct program as described on page 42. Expand your revenue recognition policy disclosure with regard to these sales to address the accounting for price protection, allowances, credits/discounts and other sales incentives, as applicable. For reference see SFAS 48 and EITF 01-09.

Product Warranty - Page F-10
46. Please revise to provide the disclosures required by paragraph 14(b) of FIN 45.




Note 5.  Accrued Expenses - Page F-15
47. Tell us the nature of "unrealized foreign currency adjustments" and how you account for them.

Note 6.  Lines of Credit - Page F-15
48. It appears that you were in violation of a financial covenant on one of your lines of credit that is still outstanding. If so, please include the disclosures required by Rule 4-08(c) of Regulation S-X.

Note 7.  Notes Payable - Page F-16
49. Please revise to disclose the conversion terms for all convertible debt instruments. For reference see Rule 5-02.22 of Regulation S-X.

Note 9.  Stock Options - Page F-17
50. Provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options and warrants by the company or principal stockholder since January 2004 through the date of your response. Include the following information for each issuance or grant date:

a.	Number of shares issued or issuable in the grant
b.	Purchase price or exercise price per share
c.	Any restriction or vesting terms
d.	Management`s fair value per share estimate
e.	How management determined the fair value estimate
f.	Identity of the recipient and relationship to the company
g.	Nature and terms of any concurrent transactions with the
recipient
h.	Amount of any recorded compensation element and accounting
literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management`s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 12.  Related Party Transactions - Page F-21
51. All related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement, or statement of cash flows. Please revise your income statement and statement of cash flows accordingly. For reference see Rule 4-08(k) of Regulation S-X.

Note 16.  Subsequent Event - Page F-25
52. Tell us and disclose the method of accounting that you are using for the 26% interest you acquired in Crown Athlete Management Group, Inc. Also tell us what percentage interest you hold after the August 2004 buyout.

Part II

Exhibits and Financial Statement Schedules - Page II-4
53. We note your intention to file a number of exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 824-5266 or Dan Gordon at (202) 942-1880 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at
(202) 824-5661 or me at (202) 942-1880 with any other questions.


			Sincerely,


			Peggy Fisher
						Assistant Director



cc (via facsimile):  Christopher M. Forrester, Esq.
Barry Buchholtz
Spy Optic, Inc.
October 14, 2004
Page 1